Exhibit 10.37
                                                                   -------------

                     [eTechLogix, Inc. Letterhead]

eTechLogix, Inc.
                             June 10, 2002

Ronald B. Cooper
President & CEO
ImproveNet, Inc.
1286 Oddstad Drive
Redwood City, CA 94063

Dear Mr. Cooper:

      As you know, representatives of ImproveNet, Inc. ("IMPV") and eTechLogix, Inc. ("ETECH") have held exploratory talks recently regarding the possible acquisition of ETECH by IMPV and other related and ancillary transactions (the "Acquisition"). Those meetings have been productive, and it is now appropriate to put in writing the understanding between the parties for future dealings. (Capitalized terms set forth herein which are not otherwise defined shall have the meaning set forth in the draft of the Agreement submitted to IMPV on June 7,
2002).

     1. Definitive Agreement. The purpose of this letter of intent (this "LOI") is to set forth the general terms of a final agreement between IMPV and ETECH regarding the Acquisition (the "Definitive Agreement"). The Definitive Agreement shall contain terms substantially as set forth in this letter and in the ImproveNet/eTechLogix Term Sheet attached as Exhibit A hereto. IMPV acknowledges that it received a proposed draft of the Agreement on June 7, 2002, and the parties have continued in good faith to commit company resources and to use their best efforts to negotiate the final terms of the Definitive Agreement. If a mutually satisfactory Definitive Agreement is not executed on or before June 17, 2002, each party shall have the right to either terminate this LOI or continue to negotiate the Definitive Agreement.

     2. Exclusivity. Unless this LOI is terminated as provided herein, from the period from the execution of this LOI until the closing of the Acquisition, IMPV agrees to negotiate exclusively with ETECH regarding the Acquisition, and IMPV shall not (i) seek to raise capital, (ii) pursue sale of the company or sale of substantially all of the assets of the company with any other party or entity, or (iii) pursue acquisition (directly or through a controlled subsidiary) of any other party, entity or substantially all of the properties of another party or entity.

     3. Due Diligence. Each party shall exercise its best efforts to complete its review of the other party's business, financial and legal condition as early as practicable. On or before June 17, 2002, either party may terminate this LOI if, in its sole discretion, it deems the result of such review to be unsatisfactory.

     4. Continuing Operations. Unless this LOI is terminated as provided herein, (a) IMPV agrees to continue its operations substantially as conducted on

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this date until the closing of the  Acquisition  and (b) ETECH agrees to provide such management, staffing, technical and administrative support as reasonably necessary to enable IMPV to continue its operations.

     5. Corporate Authority. Each party acknowledges it has all requisite corporate power and authority to enter into this letter of understanding and, subject to the approval by the board of directors of each Party, to consummate the transactions contemplated hereby.

     6. Miscellaneous. By their signatures set forth below, the parties hereby agree to this letter of understanding as of the date first set forth above. This letter of understanding may be executed in any number of counterparts, each of which will be deemed an original as against any party whose signature appears thereon. Any copy or facsimile of this letter of understanding, with all signatures reproduced on one or more sets of signature pages, will be considered for all purposes as if it were an executed counterpart of this letter of understanding.


                  Yours very truly,



                  eTechLogix, Inc.


                  By:   Jeffrey I. Rassas,            By:   Homey J. Farsi,
                        CEO                                 President






THIS LETTER OF INTENT IS
AGREED TO AND ACCEPTED BY:

ImproveNet, Inc.                          eTechLogix, Inc.

By:  /s/ Ronald B. Cooper                 By:  /s/ Jeffrey I. Rassas
     --------------------                      ------------------

Name:  Ronald B. Cooper                   Name:  Jeffrey I. Rassas

Title: Chairman & CEO                     Title: CEO


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                               EXHIBIT A
                    IMPROVENET/ETECHLOGIX TERM SHEET


1) Transaction. IMPV will acquire ETECH by way of a merger of a newly formed and wholly owned subsidiary of IMPV with and into ETECH (a reverse subsidiary merger).

2) Share Conversion. IMPV will authorize and issue 30,000,000 shares of its common stock, $0.001 par value per share, ("Common Stock") in exchange for all of the capital stock of ETECH in a tax-free reorganization under Section 368 of the Internal Revenue Code. Any outstanding options of ETECH would be converted into and exchangeable for options in IMPV. Upon the closing of the Acquisition, the composition of the ownership of IMPV will be as follows:

    New IMPV Shareholders (30,000,000 shares of Common Stock) - 63.4%

    Prior IMPV Shareholders (17,320,004 shares of Common Stock)- 36.6%

    IMPV has no outstanding shares of preferred stock of any series or class.

3) Share Buyback. Upon the execution of the Definitive Agreement, IMPV shall take all necessary and appropriate actions to initiate a share buyback (the "Share Buyback") for the benefit of the IMPV stockholders who held their shares before the Closing (the "Prior IMPV Shareholders") but not for the ETECH stockholders who received the Merger Consideration (the "New IMPV Shareholders"). The Common Stock of IMPV received by the New IMPV Shareholders will not be eligible for the Share Buyback, and the New IMPV Shareholders will execute a document specifically disclaiming any right to participate in the Share Buyback (the "Share Buyback Waiver"). Through the Share Buyback, IMPV will offer to purchase, for a twenty (20) day period, the shares of IMPV Common Stock of the Prior IMPV Shareholders at a price of $0.17 per share of IMPV Common Stock, subject to adjustment as provided below (the " Buyback Price"). As a condition to closing of the Acquisition, holders of the shares represented by Alta Partners, August Capital and ARCH, as well as the shares of common stock that each director beneficially owns, shall agree to tender such shares in the Share Buyback. Funding of the Share Buyback shall be made from the existing balances of IMPV's unrestricted cash and cash equivalents on the Closing Date (the "Closing Cash") and from $370,000 of the New Capital. IMPV represents that the balance of the Closing Cash shall not be less than $2,574,000 on the Closing Date. The Buyback Price shall be adjusted upward or downward by the quotient of the difference, positive or negative, between the Closing Cash and $2,574,000 divided by the number of issued and outstanding shares of IMPV Common Stock immediately prior to the closing of the Acquisition. The Share Buyback is expressly conditioned upon the completion of all steps necessary for the Closing of the Acquisition.

4) New Capital. ETECH will secure additional equity capital of a minimum of $500,000, which will be funded to IMPV upon the Effective Time, and of which $370,000 shall be used for the repurchase of IMPV Common Stock. Funding of

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    the New Capital is expressly conditioned upon the Closing of the Acquisition and the completion of all steps necessary to close Share Buyback. The
    Deposit described in Section 11 shall comprise a portion of the New Capital, and the remainder of the New Capital shall be received into escrow no later than the later of July 15, 2002 and the date on which the final materials related to the Share Buyback are mailed to IMPV's shareholders.

5) Costs. Each of the Parties shall pay its own cost of preparing disclosure materials for, and reviewing the contents of, any Tender Offer Statement related to the Share Buyback, the disclosure document related to the New Capital, and any similar documents to be prepared in connection with the Acquisition.

6) Liabilities. IMPV shall extinguish all liabilities of the company by the Closing Date, except for extinguishment of (a) the AT&T liability, which existing IMPV management has represented will not exceed $100,000, and (b) liabilities associated with continuing normal operations, including, without limitation, amounts due on the Oddstad Drive facility lease, payments to marketing partners and payroll, the balance of which shall not exceed in aggregate $300,000.

7) Financials. There shall be no Material Adverse Change to the business of IMPV from the date of this LOI until the Closing Date, as reflected in the financial information that has been submitted by IMPV to ETECH.

8) Board of Directors and Officers. At the later of the Closing and the Effective Time, IMPV will cause its Board to consist of five members and shall appoint Jeffrey I. Rassas, Homey J. Farsi and Naser Ahmad as members of the Board. IMPV will solicit resignations from existing Board members to accommodate the new Board structure. IMPV will have the right to make a one-time appointment of individuals to fill the terms of each of the two remaining Board memberships. At the later of the Closing and the Effective Time, all existing officers of IMPV will resign their current positions with the company; these resignations shall constitute Terminations without Cause as described in the Change of Control Agreements held by Ron Cooper, Don Gaspar and Bill Crosby. The Severance payments shall be considered a part of the liabilities to be extinguished by IMPV prior to the funding of the Share Buyback.

9) Fairness Opinion. The Closing of the Acquisition is conditioned upon the receipt by IMPV of a fairness opinion, at IMPV's expense, that supports the substantive terms of the Acquisition.

10) Securities Matters. The parties agree to reasonably cooperate in the preparation of necessary documentation to assure that all of their actions relating in any way to the Acquisition fully comply with applicable federal and state securities laws.

11) Deposit. Break-Up Fee. ETECH is to provide a deposit in the amount of $250,000 upon execution of the Definitive Agreement, which shall not be refundable unless the Merger fails to close because of (a) a failure by IMPV to satisfy any condition in the Definitive Agreement applicable to it, (b) a material, adverse change in the business or financial condition of IMPV, or
    (c) IMPV has received an unsolicited superior proposal and has elected to

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    accept it. If IMPV fails to close the Merger because it has elected to accept such a superior proposal, in addition to refunding the deposit it shall pay to ETECH a fee of $250,000.

12) Simultaneous Actions. The Closing, the completion of the Share Buyback and payments under Change of Control Agreements are to occur simultaneously.

13) Miscellaneous. Usual and customary representations and warranties from the parties regarding organization, capital structure, capacity, authority, financials, employment matters, licenses, tax matters, intellectual property, confidentiality, indemnification, due diligence, closing, termination, treatment of outstanding warrants and options of IMPV, and such other terms and conditions as are reasonably acceptable to IMPV and ETECH.